UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Dated April 29, 2025

Commission File Number: 001-38018

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Integrated Media Technology Limited

(Exact Name as Specified in its Charter)

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N/A

(Translation of Registrant's Name)

Suite 3 Level 3, 89 Pirie Street

Adelaide SA 5000 Australia

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):  ☐

Results of the Annual General Meeting

The results of the Annual General Meeting is set out in Exhibit 99.1

Board of Directors - Changes to Membership

On April 29, 2025, Mr Muhammad Zubairy bin Husain retired from the board of directors pursuant to Article 15.3 of the Company's constitution. The Board hereby extends its sincerely appreciates for Mr. Husain's contributions to the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: April 30, 2025

Integrated Media Technology Limited

By:	/s/ Con Unerkov
Name:	Con Unerkov
Title:	Chairman & Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Results of Annual General Meeting